April 23, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Madison Technologies, Inc.
Withdrawal of Registration Statement on Form S-1 (File No. 333-248437)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Madison Technologies, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-248437), together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on August 27, 2020.

The Registrant is seeking withdrawal of the Registration Statement because the proposed public offering was abandoned as a result of the transactions disclosed in the Company’s Current Report filed with the Commission on Form 8-K dated February 23, 2021.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Madison Technologies, Inc., 450 Park Avenue, 30th Floor, New York, NY 10022.

If you have any questions with respect to this matter, please contact me at (212) 339-5888.

Sincerely,

Madison Technologies, Inc.

/s/ Philip Falcone

Philip Falcone
Chief Executive Officer